UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: January 12, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinions which appear immediately following this page.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

December 29, 2014 HAD | GAB

313423 | 3195482_1.docx

UBS AG - Registration Statement for Debt Securities and Warrants

(Issue Dates: November 24, 2014, November 25, 2014, November 26, 2014 and November 28, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of November 14, 2014 (the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of October 1, 2014 (the Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 26, 2014 (the Business Regulations and, together with the Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated November 14, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(xii)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated November 24, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated November 25, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated November 26, 2014, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated November 28, 2014,

(collectively, the Opinion Backup Certificates);

(xiii)	an electronic copy of

•	(a) a Determination of an Authorized Person dated November 24, 2014, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2015 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90272Q385, (b) a Determination of an Authorized Person dated November 24, 2014, including Annex A, setting forth the terms of the USD 99,981.00 Trigger Yield Optimization Notes due November 24, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90272Q393, (c) a Determination of an Authorized Person dated November 24, 2014, including Annex A, setting forth the terms of the USD 149,928.10 Trigger Yield Optimization Notes due November 24, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272Q377 and (d) a Determination of an Authorized Person dated November 24, 2014, including Annex A, setting forth the terms of the USD 99,980.79 Trigger Yield Optimization Notes due November 25, 2015 (Linked to the performance of the common stock of Silver Wheaton Corp.) CUSIP 90272Q369,

•	(a) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Return Optimization Securities due November 30, 2015 (Linked to the common stock of lululemon athletica inc.) CUSIP 90272Q575, (b) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Silver Wheaton Corp.) CUSIP 90272Q419, (c) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90272Q435, (d) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 185,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90272Q559, (e) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 280,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272Q542, (f) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90272Q443, (g) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90272Q450, (h) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Kinross Gold Corporation) CUSIP 90272Q526, (i) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272Q476, (j) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 113,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272Q518, (k) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Nabors Industries Ltd.) CUSIP 90272Q484, (l) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Newfield Exploration Company) CUSIP 90272Q468, (m) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 835,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation) CUSIP 90272Q534, (n) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 182,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Southwestern Energy Company) CUSIP 90272Q427, (o) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90272Q492, (p) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272Q567, (q) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90272Q500 and (r) a Determination of an Authorized Person dated November 25, 2014, including Annex A, setting forth the terms of the USD 819,826.44 Trigger Yield Optimization Notes due December 1, 2015 (Linked to the performance of the common stock of Ensco plc) CUSIP 90272Q401,

•	(a) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 129,700.00 Trigger Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Biogen Idec Inc.) CUSIP 90272Q641, (b) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 170,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Biogen Idec Inc.) CUSIP 90272Q658, (c) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 181,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272Q708, (d) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 270,000.00 Trigger Phoenix Autocallable Optimization Securities due May 31, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272Q633, (e) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 587,000.00 Trigger Phoenix Autocallable Optimization Securities due December 1, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90272Q583, (f) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 450,000.00 Trigger Phoenix Autocallable Optimization Securities due December 1, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90272Q591, (g) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 230,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90272Q724, (h) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 145,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272Q674, (i) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 137,000.00 Trigger Phoenix Autocallable Optimization Securities due December 1, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272Q682, (j) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 875,000.00 Trigger Phoenix Autocallable Optimization Securities due December 1, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90272Q690, (k) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 264,000.00 Trigger Phoenix Autocallable Optimization Securities due December 1, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272Q716, (l) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 550,000.00 Trigger Phoenix Autocallable Optimization Securities due December 1, 2015 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90272Q666, (m) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 244,994.12 Trigger Yield Optimization Notes due November 27, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90272Q617, (n) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 149,930.18 Trigger Yield Optimization Notes due June 3, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272Q625, (o) a Determination of an Authorized Person dated November 26, 2014, including Annex A, setting forth the terms of the USD 249,968.64 Trigger Yield Optimization Notes due November 27, 2015 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90272Q609, (p) a Written Statement and Instructions of Authorized Persons dated November 26, 2014, including Annex A, setting forth the terms of the USD 5,480,600 Contingent Income Auto-Callable Securities due November 26, 2019 (Linked to the worst performing index among the MSCI® Emerging Markets IndexSM, the Russell 2000® Index and the TOPIX Index®) CUSIP 90274F171, (q) a Written Statement and Instructions of Authorized Persons dated November 26, 2014, including Annex A, setting forth the terms of the USD 3,190,000 Contingent Income Auto-Callable Securities due November 27, 2017 (Linked to the Common stock of Wynn Resorts, Limited) CUSIP 90274F213 and (r) a Written Statement and Instructions of Authorized Persons dated November 26, 2014, including Annex A, setting forth the terms of the USD 1,000,000 Floating Rate Trigger Phoenix Autocallable Optimization Securities due November 28, 2017 (Linked to the Russell 2000® Index) CUSIP 90270KDY2, and

•	(a) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 185,000.00 Contingent Absolute Return Autocallable Optimization Securities due June 1, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90272Q799, (b) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 185,000.00 Return Optimization Securities due June 1, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90272Q732, (c) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 260,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90272Q740, (d) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90272Q757, (e) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90272Q815, (f) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272Q864, (g) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due June 1, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90272T108, (h) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90272T116, (i) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 1, 2016 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272Q849, (j) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 208,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272Q880, (k) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 108,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of PulteGroup, Inc.) CUSIP 90272Q807, (l) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 108,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of SanDisk Corporation) CUSIP 90272Q856, (m) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due June 1, 2016 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90272T124, (n) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 350,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272Q765, (o) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 425,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272Q773, (p) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 235,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272Q781, (q) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 108,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272Q872, (r) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90272Q831, (s) a Determination of an Authorized Person dated November 28, 2014, including Annex A, setting forth the terms of the USD 108,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90272Q823, (t) a Written Statement and Instructions of Authorized Persons dated November 28, 2014, including Annex A, setting forth the terms of the USD 2,140,350 Contingent-Return Optimization Securities due November 30, 2017 (Linked to the Russell 2000® Index) CUSIP 90274B808, (u) a Written Statement and Instructions of Authorized Persons dated November 28, 2014, including Annex A, setting forth the terms of the USD 1,096,000 Trigger Performance Securities due November 29, 2024 (Linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return) CUSIP 90274B782, (v) a Written Statement and Instructions of Authorized Persons dated November 28, 2014, including Annex A, setting forth the terms of the USD 3,587,410 Contingent Absolute Return Performance Securities due November 29, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90274B790 and (w) a Written Statement and Instructions of Authorized Persons dated November 28, 2014, including Annex A, setting forth the terms of the USD 2,719,480 Trigger Performance Securities due November 29, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90274B816,

•	(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificates, the Officers’ Certificates);

(xiv)	electronic excerpts of the “Global directory of UBS authorized signatories” as provided per e-mail from Jonathan Mandarakas dated December 12, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xv)	an electronic excerpt from the Register of Commerce for the Company dated as of December 29, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the May 2014 Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and the May 2014 Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the May 2014 Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended;

(j)	as of the date of the 2011 Resolution, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(k)	(k) as of the date of the 2014 Resolution, the 2012 Articles, the 2013 Organizational Regulations, the 2014 Business Regulations and the Delegation were in full force and effect and had not been amended;

(l)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(m)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(n)	references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates for Notes are deemed to be references to the May 2014 Authorized Officer’s Certificate and for Universal Warrants to the July 2014 Authorized Officer’s Certificate;

(o)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(p)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(q)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(r)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, the law of the State of New York would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant law of the State of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated January 12, 2015

a)	Securities with issue date November 24, 2014

1.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2015 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90272Q385, issued through UBS AG, London Branch

2.	USD 99,981.00 Trigger Yield Optimization Notes due November 24, 2015 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90272Q393, issued through UBS AG, London Branch

3.	USD 149,928.10 Trigger Yield Optimization Notes due November 24, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272Q377, issued through UBS AG, London Branch

4.	USD 99,980.79 Trigger Yield Optimization Notes due November 25, 2015 (Linked to the performance of the common stock of Silver Wheaton Corp.) CUSIP 90272Q369, issued through UBS AG, London Branch

b)	Securities with issue date November 25, 2014

5.	USD 100,000.00 Airbag Return Optimization Securities due November 30, 2015 (Linked to the common stock of lululemon athletica inc.) CUSIP 90272Q575, issued through UBS AG, London Branch

6.	USD 100,000.00 Trigger Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Silver Wheaton Corp.) CUSIP 90272Q419, issued through UBS AG, London Branch

7.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90272Q435, issued through UBS AG, London Branch

8.	USD 185,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90272Q559, issued through UBS AG, London Branch

9.	USD 280,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272Q542, issued through UBS AG, London Branch

10.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90272Q443, issued through UBS AG, London Branch

11.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90272Q450, issued through UBS AG, London Branch

12.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Kinross Gold Corporation) CUSIP 90272Q526, issued through UBS AG, London Branch

13.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90272Q476, issued through UBS AG, London Branch

14.	USD 113,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272Q518, issued through UBS AG, London Branch

15.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Nabors Industries Ltd.) CUSIP 90272Q484, issued through UBS AG, London Branch

16.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Newfield Exploration Company) CUSIP 90272Q468, issued through UBS AG, London Branch

17.	USD 835,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation) CUSIP 90272Q534,

18.	USD 182,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Southwestern Energy Company) CUSIP 90272Q427, issued through UBS AG, London Branch

19.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90272Q492, issued through UBS AG, London Branch

20.	USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272Q567, issued through UBS AG, London Branch

21.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 30, 2015 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90272Q500, issued through UBS AG, London Branch

22.	USD 819,826.44 Trigger Yield Optimization Notes due December 1, 2015 (Linked to the performance of the common stock of Ensco plc) CUSIP 90272Q401, issued through UBS AG, London Branch

c)	Securities with issue date November 26, 2014

23.	USD 129,700.00 Trigger Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Biogen Idec Inc.) CUSIP 90272Q641, issued through UBS AG, London Branch

24.	USD 170,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Biogen Idec Inc.) CUSIP 90272Q658, issued through UBS AG, London Branch

25.	USD 181,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90272Q708, issued through UBS AG, London Branch

26.	USD 270,000.00 Trigger Phoenix Autocallable Optimization Securities due May 31, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272Q633, issued through UBS AG, London Branch

27.	USD 587,000.00 Trigger Phoenix Autocallable Optimization Securities due December 1, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90272Q583, issued through UBS AG, London Branch

28.	USD 450,000.00 Trigger Phoenix Autocallable Optimization Securities due December 1, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90272Q591, issued through UBS AG, London Branch

29.	USD 230,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90272Q724, issued through UBS AG, London Branch

30.	USD 145,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272Q674, issued through UBS AG, London Branch

31.	USD 137,000.00 Trigger Phoenix Autocallable Optimization Securities due December 1, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90272Q682, issued through UBS AG, London Branch

32.	USD 875,000.00 Trigger Phoenix Autocallable Optimization Securities due December 1, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90272Q690, issued through UBS AG, London Branch

33.	USD 264,000.00 Trigger Phoenix Autocallable Optimization Securities due December 1, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272Q716, issued through UBS AG, London Branch

34.	USD 550,000.00 Trigger Phoenix Autocallable Optimization Securities due December 1, 2015 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90272Q666, issued through UBS AG, London Branch

35.	USD 244,994.12 Trigger Yield Optimization Notes due November 27, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90272Q617, issued through UBS AG, London Branch

36.	USD 149,930.18 Trigger Yield Optimization Notes due June 3, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90272Q625, issued through UBS AG, London Branch

37.	USD 249,968.64 Trigger Yield Optimization Notes due November 27, 2015 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90272Q609, issued through UBS AG, London Branch

38.	USD 5,480,600 Contingent Income Auto-Callable Securities due November 26, 2019 (Linked to the worst performing index among the MSCI® Emerging Markets IndexSM, the Russell 2000® Index and the TOPIX Index®) CUSIP 90274F171, issued through UBS AG, London Branch

39.	USD 3,190,000 Contingent Income Auto-Callable Securities due November 27, 2017 (Linked to the Common stock of Wynn Resorts, Limited) CUSIP 90274F213, issued through UBS AG, London Branch

40.	USD 1,000,000 Floating Rate Trigger Phoenix Autocallable Optimization Securities due November 28, 2017 (Linked to the Russell 2000® Index) CUSIP 90270KDY2, issued through UBS AG, London Branch

d)	Securities with issue date November 28, 2014

41.	USD 185,000.00 Contingent Absolute Return Autocallable Optimization Securities due June 1, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90272Q799, issued through UBS AG, London Branch

42.	USD 185,000.00 Return Optimization Securities due June 1, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90272Q732, issued through UBS AG, London Branch

43.	USD 260,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90272Q740, issued through UBS AG, London Branch

44.	USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90272Q757, issued through UBS AG, London Branch

45.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90272Q815, issued through UBS AG, London Branch

46.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90272Q864, issued through UBS AG, London Branch

47.	USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due June 1, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90272T108, issued through UBS AG, London Branch

48.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90272T116, issued through UBS AG, London Branch

49.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 1, 2016 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272Q849, issued through UBS AG, London Branch

50.	USD 208,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90272Q880, issued through UBS AG, London Branch

51.	USD 108,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of PulteGroup, Inc.) CUSIP 90272Q807, issued through UBS AG, London Branch

52.	USD 108,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of SanDisk Corporation) CUSIP 90272Q856, issued through UBS AG, London Branch

53.	USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due June 1, 2016 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90272T124, issued through UBS AG, London Branch

54.	USD 350,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272Q765, issued through UBS AG, London Branch

55.	USD 425,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272Q773, issued through UBS AG, London Branch

56.	USD 235,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272Q781, issued through UBS AG, London Branch

57.	USD 108,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of United Rentals, Inc.) CUSIP 90272Q872, issued through UBS AG, London Branch

58.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90272Q831, issued through UBS AG, London Branch

59.	USD 108,000.00 Trigger Phoenix Autocallable Optimization Securities due December 2, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90272Q823, issued through UBS AG, London Branch

60.	USD 2,140,350 Contingent-Return Optimization Securities due November 30, 2017 (Linked to the Russell 2000® Index) CUSIP 90274B808, issued through UBS AG, London Branch

61.	USD 1,096,000 Trigger Performance Securities due November 29, 2024 (Linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return) CUSIP 90274B782, issued through UBS AG, London Branch

62.	USD 3,587,410 Contingent Absolute Return Performance Securities due November 29, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90274B790, issued through UBS AG, London Branch

63.	USD 2,719,480 Trigger Performance Securities due November 29, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90274B816, issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Managing Director

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather
	Title:	Executive Director

Date: 12 January 2015